Exhibit (a)(1)(ix)
Contacts:

Main Street Restaurant Group, Inc.	Briad Main Street, Inc.
Michael Garnreiter, Chief Financial Officer	Marlene Laveman, General Counsel
(602) 852-9000	(973) 597-6433
E-mail: Michaelg@mstreetinc.com	E-mail: MLaveman@briad.com
PRESS RELEASE
FOR IMMEDIATE RELEASE
BRIAD MAIN STREET ANNOUNCES COMMENCEMENT OF TENDER OFFER
TO PURCHASE ALL OUTSTANDING SHARES OF
MAIN STREET RESTAURANT GROUP COMMON STOCK AT $6.40 PER SHARE IN CASH
LIVINGSTON, NEW JERSEY and PHOENIX, ARIZONA — JUNE 1, 2006 — Briad Main Street, Inc. and Main Street Restaurant Group, Inc. (Nasdaq: MAIN) jointly announced today that Main Street Acquisition Corporation, a wholly owned subsidiary of Briad Main Street, has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.001 per share, of Main Street Restaurant Group for $6.40 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, both dated today. Briad Main Street is a corporation wholly owned by Bradford L. Honigfeld.
The tender offer is being made pursuant to the previously announced merger agreement among Briad Main Street, Main Street Acquisition Corporation, and Main Street Restaurant Group. The tender offer is conditioned upon the tender of that number of shares of Main Street Restaurant Group common stock which, when added to shares then owned by Main Street Acquisition Corporation and Briad Main Street, represents at least 90% of the outstanding shares of Main Street Restaurant Group common stock, as well as certain other customary conditions. The Board of Directors of Main Street Restaurant Group has approved the tender offer and the merger agreement, and has recommended that Main Street Restaurant Group stockholders tender their shares of common stock pursuant to the tender offer. The tender offer will expire at 12:00 midnight, New York City time, on Wednesday, June 28, 2006, unless the tender offer is otherwise extended in accordance with the terms of the merger agreement.
The necessary filings with the Securities and Exchange Commission are being made today, and the offer documents are being mailed to Main Street Restaurant Group stockholders. MacKenzie Partners, Inc. is acting as information agent for the tender offer.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made solely through the Offer to Purchase and the related Letter of Transmittal, which are being mailed to stockholders of Main Street Restaurant Group. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of common stock in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Main Street Acquisition Corporation by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Copies of the Offer to Purchase and related Letter of Transmittal, and all other tender offer documents filed with the SEC, will be available at no charge on the SEC’s website at www.sec.gov. Copies of such documents may also be obtained for free by contacting MacKenzie Partners at (800) 322-2885.